EXHIBIT C

Form of Consulting Agreement

CONSULTING AGREEMENT

This Consulting Agreement (the "Agreement"), dated as of June 9, 2015, is by and between JANA Partners LLC ("JANA") and Diane Dietz (the "Consultant") (each a "Party" and collectively, the "Parties").

WHEREAS, JANA desires to retain the services of the Consultant to provide analysis of ConAgra Foods, Inc. (the “Company”) and related services (the “Services”) in accordance with the following terms and conditions, and the Consultant desires to be retained by JANA to provide such Services.

NOW THEREFORE, in consideration of the covenants and conditions set forth herein, the Parties, intending to be legally bound, hereby agree as follows:

1.                  Term. Effective as of the date hereof, JANA shall engage the Consultant to provide the Services for a term beginning on the date hereof and ending upon the earlier of (a) one (1) year and (b) notice of termination of the Services from JANA to the Consultant.

2.                  Fees and Expenses. JANA shall pay the Consultant a one-time fee for the Services of $90,000 (the “Consulting Fee”) within ten (10) business days of the date hereof. The Consultant will be responsible for all business expenses associated with the Services, provided however that JANA will reimburse the Consultant for pre-approved travel expenses.

3.                  Communications. All public statements, regulatory filings or communications, contacts with Company directors and management and related activity with respect to the Company will be made and conducted by JANA with the assistance of the Consultant as requested by JANA.

4.                  Form 1099. JANA shall issue an Internal Revenue Service Form 1099 to the Consultant to account for the Consulting Fee.

5.                  Independent Contractor. The Consultant and her agents and representatives (collectively, the “Consultant Group”) are and shall be deemed for all purposes to be independent contractors. This Agreement is not an employment contract. Consequently, the Consulting Fee shall not be deemed to be wages, and therefore, shall not be subject to any withholdings or deductions. The Consultant shall be responsible for all tax payments, estimated tax payments or other tax liabilities. Nothing contained herein shall be construed to create a relationship of employer and employee between JANA and any of the Consultant Group. The Consultant shall have the sole discretion to determine the manner and means by which she shall perform the Services, the hours of work, and when and where such Services are to be performed. As an independent contractor, none of the Consultant Group is entitled to any employee benefits provided to JANA's employees, such as health insurance, pension benefits, workers' compensation, unemployment insurance, or any similar benefit.

6.                  Services Non-Exclusive. The Services to be provided by the Consultant hereunder are not and shall not be deemed to be exclusive to JANA, and the Consultant shall be free to render similar services to others and to engage in all such activities as the Consultant deems appropriate, provided that the Consultant's performance hereunder is not impaired by such other activities.

7.                  Non-Public Information. The Consultant agrees that she shall not and shall cause the Consultant Group to not disclose any non-public information which may be deemed material, including but not limited to financial projections and information regarding potential strategic transactions, regarding any company or government entity obtained (i) in the course of any employment (whether permanent, temporary, through a consulting or contractor agreement, or otherwise) by such company or other entity or (ii) as a result of any communications with employees or representatives of such company or entity or with any other party which are subject to any non-disclosure or confidentiality obligation.

8.                  Confidential Information. The Consultant acknowledges that, during the Term, the Consultant Group may have access to and may acquire Confidential Information (as defined below) regarding the business of JANA, its affiliates and affiliated funds, accounts and co-investment vehicles (the "JANA Entities"). Accordingly, the Consultant agrees that, without the prior written consent of JANA, the Consultant shall not and shall cause the Consultant Group to not, at any time, disclose to any unauthorized person or otherwise use any such Confidential Information for any reason other than the business of the JANA Entities. If any of the Consultant Group is served with legal process (such as a subpoena) that (i) may touch upon, concern, or arise out of Confidential Information or (ii) otherwise require the Consultant to disclose any Confidential Information, the Consultant will immediately notify JANA in writing, furnish JANA with a copy of such legal process and reasonably cooperate with JANA to protect the Confidential Information. None of the Consultant Group shall in any event disclose any portion of the Confidential Information not required to be disclosed in connection with such legal process. "Confidential Information" means non-public information concerning JANA’s past, current or potential portfolio names, portfolio composition, or plans with respect to the Company.

9.                  Investments in Company Stock. With respect to any purchases made by the Consultant of securities of the Company prior to the termination of the Services, (i) the Consultant agrees to consult with JANA regarding such purchases and provide necessary information so that JANA may comply with any applicable disclosure or other obligations which may result from such investment, (ii) JANA or its affiliates shall prepare and complete any required disclosures including all regulatory filings related thereto at no cost to the Consultant, and (iii) the Consultant agrees to hold any such securities until at least the earlier of (A) the conclusion of the 2015 annual meeting of stockholders of the Company (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”) and (B) the termination of a proxy solicitation by JANA or any of its affiliates, if any is commenced, in respect of the Annual Meeting.

10.              Governing Law, Venue and Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws. All disputes arising out of or related to this Agreement shall be submitted to the state and federal courts of New York, and each Party irrevocably consents to such personal jurisdiction and waives all objections thereto, but does so only for the purposes of this Agreement.

11.              Assignability. This Agreement, and the rights and obligations hereunder, may not be assigned by either Party without the express written consent of the other Party.

12.              Entire Agreement; Amendment. This Agreement may be amended only by a written instrument signed by the Parties. This Agreement contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, between the Parties with respect to the subject matter of this Agreement.

13.              Survival. The Parties acknowledge that Sections 5, 6, 7, 8, 9, 10, 11, 12 and 13 of this Agreement shall survive the termination of the Agreement and/or the Consultant's Services.

14.              Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date and year first above written.

JANA Partners LLC

By:	/s/ Charles Penner	/s/ Diane Dietz
Name: Charles Penner
Title: Chief Legal Officer